SECURI SSION

05039189

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SEC FILE NUMBER
8-40335

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Calyon Financial Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 West Jackson Blvd, Suite 500
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Anderson — 312-762-1000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2005 WASH, D.C. 185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Anderson, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Calyon Financial Inc., as of December 31, 2004, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
23rd day of February 2005

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Calyon Financial Inc.
(Formerly Known as Carr Futures Inc.)

Statement of Financial Condition

December 31, 2004

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Calyon Financial Inc.

We have audited the accompanying statement of financial condition of Calyon Financial Inc. (formally known as Carr Futures Inc.) as of December 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Calyon Financial Inc. as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
January 31, 2005

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Calyon Financial Inc.
Statement of Financial Condition (In Thousands of Dollars)
December 31, 2004

Assets

Cash	$ 1,529,316
Margin and security deposits with exchanges and clearing organizations	
Cash	96,359
U.S. Government obligations	146,433
Stock in clearing organization (market value $1,229)	1,055
Receivable from	
Brokers and dealers	1,430,885
Customers	78,404
Exchanges and clearing organizations	6,496
Securities owned	
Securities purchased under agreements to resell	954,087
Money market mutual funds	250,136
Short-term commercial paper	2,585,728
Memberships and stock in exchanges (market value $50,862)	16,461
Fixed assets and computer software, net	11,878
Other assets	33,578
Total assets	$ 7,140,816

Liabilities and Stockholder's Equity

Liabilities	
Payable to	
Customers	$ 6,581,073
Brokers and dealers	32,262
Exchanges and clearing organizations	5,513
Accounts payable and accrued liabilities	69,069
Total	6,687,917
Liabilities subordinated to claims of general creditors	340,000
Stockholder's equity	112,899
Total liabilities and stockholder's equity	$ 7,140,816

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Calyon Financial Inc. (formerly known as Carr Futures Inc.) (the "Company") is a registered futures commission merchant and broker-dealer. The Company executes and clears futures, forwards, physicals, options, and securities transactions, primarily for North American and European institutional customers and entities affiliated through common ownership. The Company is a clearing member of principal commodity exchanges in the United States. The Company is a wholly owned subsidiary of Calyon North American Holdings, Inc. (the "Parent"), which is a wholly owned subsidiary of Calyon S.A., a French banking concern. Calyon S.A. is a wholly owned subsidiary of Crédit Agricole S.A., also a French banking concern.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition—Customers' commodities transactions and related commission income and expense are recorded on trade date. Customers' securities transactions are reported on settlement date with related commission income and expense recorded on trade date.

Securities Transactions—Securities transactions are recorded on trade date and are carried at market value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Resale Agreements—Securities purchased under agreements to resell are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral as appropriate.

Memberships and Stock in Exchanges—Memberships and stock in exchanges held for operating purposes are carried at cost.

Fixed Assets and Computer Software—Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful lives of the assets or the lease term. Computer software is amortized on a straight-line basis over three years.

Income Taxes—The taxable income of the Company is included in the consolidated U.S. income tax return filed by the Parent. Pursuant to a tax sharing agreement, the Company computes a provision or benefit for income taxes, and the resulting payable to or receivable from the Parent, as though the Company files a separate return.

Deferred income taxes are recorded to reflect the effects of differences in the recognition of income and expense for financial reporting and tax reporting purposes.

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

Translation of Foreign Currencies—Assets and liabilities denominated in foreign currencies are translated at year end exchange rates.

Note 2 Assets Segregated or Held in Separate Accounts

At December 31, 2004, included in the statement of financial condition are assets segregated or held in separate accounts under the Commodity Exchange Act, federal or other applicable regulations.

Cash	$ 1,480,588,000
Margin and security deposits with exchanges and clearing organizations	73,076,000
Receivable from	
Brokers and dealers	1,218,511,000
Exchanges and clearing organizations	21,000
Securities owned	
Securities purchased under agreements to resell	549,629,000
Short-term commercial paper	2,469,417,000
Total	$ 5,791,242,000

Assets are also segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2004, cash of $352,000 and securities purchased under agreements to resell of $96,228,000 were segregated under this rule, and an additional $66,500,000 was deposited on January 4, 2005.

In addition, assets are segregated in a separate bank account under proprietary accounts of introducing brokers' agreements. At December 31, 2004, $29,850,000 was required to be deposited, cash of $123,000 and securities purchased under agreements to resell of $31,862,000 were on deposit, and an additional $3,000,000 was deposited on January 4, 2005.

Note 3 Receivable from and Payable to Customers

Balances receivable from and payable to customers arise primarily in connection with commodities and securities transactions and include gains and losses on open commodity trades. Securities, primarily U.S. Government obligations, owned by customers and held by the Company as collateral or as margin and the market value of option positions owned by customers are not reflected in the statement of financial condition. A portion of these securities has been deposited as margin with exchange clearing organizations. At December 31, 2004, the fair market value of customer securities held that the Company is permitted by contract or custom to sell or repledge was $2,761,705,000, of which $2,050,056,000 was deposited as margin with exchange clearing organizations and brokers and dealers.

Note 4 Securities Owned

Securities purchased from banks under agreements to resell represent the simultaneous purchase and resale of U.S. Government obligations with either same day settlement on the purchase and next day settlement on the resale or same day settlement on the purchase and a defined short-term settlement on the resale. At December 31, 2004, the fair value of collateral obtained under these agreements that the Company is permitted by contract or custom to sell or repledge was $953,238,000, of which $418,788,000 was deposited as margin with exchange clearing organizations.

At December 31, 2004, $250,136,000 of money market mutual funds was pledged as collateral to exchanges and clearing organizations.

Note 5 Fixed Assets and Computer Software

Fixed assets and computer software at December 31, 2004 consist of:

Furniture, equipment and leasehold improvements	$ 29,297,000
Computer software	7,429,000
Accumulated depreciation and amortization	(24,848,000)
Net	$ 11,878,000

Note 6 Estimated Insurance Recoveries Receivable

At December 31, 2004, other assets include an estimated receivable of $3,700,000 from the Company's insurers for losses and costs related to the terrorist attacks on September 11, 2001. The Company has also submitted business interruption claims with its insurers and provided additional documentation and support as requested by the insurance adjustors. These claims are subject to resolution with and by the insurance carriers and, as a result, this estimated receivable could change by a material amount in the near term.

Subsequent to December 31, 2004, the receivable has been reduced to $1,700,000 to reflect the receipt of $2,000,000 as a partial payment from one of its insurers.

Note 7 Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors at December 31, 2004 are borrowings from Calyon S.A. pursuant to the following subordinated loan agreements with interest at variable rates (approximately 2.7 percent at December 31, 2004):

December 31, 2005	$ 170,000,000
December 31, 2007	170,000,000
Total	$ 340,000,000

Note 7 Liabilities Subordinated to Claims of General Creditors, *Continued*

Accounts payable and accrued expenses at December 31, 2004 includes $596,000 of interest payable on subordinated liabilities.

The subordinated borrowings are available in computing net capital under minimum capital requirements. Furthermore, the subordinated borrowing of $170,000,000 due in 2007 is considered equity capital, as such term is defined for regulatory purposes. To the extent that subordinated borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (see Note 13).

Note 8 Income Taxes

Accounts payable and accrued expenses at December 31, 2004 includes $2,964,000 due to the Parent under the tax sharing agreement.

As of December 31, 2004, other assets includes a net deferred tax asset of approximately $2,900,000, arising from temporary differences between financial and income tax reporting, primarily goodwill amortization and fixed asset depreciation.

Note 9 Commitments

The Company leases office space under noncancelable operating lease agreements that expire at various dates through 2019. At December 31, 2004, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

2005	$ 1,973,000
2006	1,951,000
2007	1,953,000
2008	1,956,000
2009	1,985,000
Thereafter	16,920,000
Total	$ 26,738,000

The above rental commitments include a lease with Calyon S.A. totaling $9,400,000.

Note 10 Related-Party Transactions

The Company engages in a variety of activities and transactions with entities affiliated through common ownership. The Company executes and clears transactions through and receives other services from affiliated entities. Also, a portion of the Company's revenue is generated from clearing transactions for customers of and for affiliated entities, and providing other services to affiliated entities. In addition, the Company maintains deposits with and borrows money from affiliated financial institutions. In conjunction with these transactions, the following related party amounts are included in the accompanying financial statements:

	Assets	Liabilities
Statement of Financial Condition		
Cash	$ 164,373,000	$ -
Receivable from brokers and dealers	1,246,523,000	
Other assets - receivables	6,105,000	
Payable to customers		1,646,799,000
Accounts payable and accrued expenses		2,756,000

Note 11 Pension and Retirement Savings Plans

The Company participates in defined contribution and discretionary pension and retirement savings plans covering eligible employees, as defined. These plans provide for Company contributions based on the employees' salaries or a match of employee contributions.

Note 12 Financial Instruments

Accounting Policies

Substantially all of the Company's assets and liabilities are considered financial instruments and are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments. Gains and losses from exchange-traded derivatives are computed based on quoted market prices. Gains and losses from over-the-counter derivative financial instruments, principally forwards, are computed using prices that are intended to approximate the market value of the contracts. Unrealized gains and losses arising from futures and options transactions are recorded as receivables from and payables to customers and broker-dealers or clearing organizations, as applicable. Unrealized gains and losses arising from forwards transactions are netted by counterparty and are recorded as receivables from and payables to customers and dealers, as appropriate.

Note 12 Financial Instruments, *Continued*

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes and clears futures, forwards, physicals, options and securities transactions for the accounts of its customers, primarily financial institutions. Certain transactions are introduced to other clearing brokers. As such, the Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are traded. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counterparty exposure. Risk arising from customer positions in over-the-counter products are managed based on margin requirements equivalent to exchange margins. Margin is a good faith deposit from the customer that reduces risk to the Company of failure by the customer to fulfill obligations under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed. As a result of market variations, the Company may satisfy margin requirements by liquidating certain customer positions. The Company also establishes credit limits for customers and monitors credit compliance daily. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default. Management believes that the margin deposits held at December 31, 2004 were adequate to minimize the risk of material loss that could be created by positions held at that time.

In addition, the Company also guarantees to certain clearing houses and exchanges the performance of other members of these institutions and, under certain circumstances, would be subject to assessment.

Derivative Financial Instruments Used for Trading Purposes

The use of derivative financial instruments for trading purposes is limited to facilitating customer trading activities. The market risk of these activities is controlled by simultaneously entering into and holding offsetting purchase and sell positions. The Company's exposure to credit risk associated with these transactions is based on the creditworthiness of the counterparties, which are primarily financial institutions. These activities may expose the Company to risk from counterparties that may fail to satisfy their obligations, requiring the Company to purchase or sell financial instruments at prevailing market prices. The Company in most cases has entered into master netting agreements that allow for net settlement of offsetting transactions with counterparties.

Note 12 Financial Instruments, *Continued*

Derivative Financial Instruments Used for Purposes Other Than Trading

Due to the global nature of the Company's operations, the Company is exposed to exchange rate fluctuations. The Company's U.S. based activities generate non-U.S. dollar transactions in providing services to customers. Also, the Company maintains foreign currency balances to facilitate the cross-currency margining requirements of its customers. As exchange rates fluctuate, the translation or offsetting of the Company's foreign currency balances will result in gains or losses.

As a matter of policy, the Company does not enter into proprietary, speculative currency transactions. However, the Company enters into forward exchange contracts to hedge against exposures created by certain assets or liabilities denominated in foreign currencies. Open contracts are terminated once these assets or liabilities are sold or otherwise disposed of. Gains and losses on these contracts are recognized as adjustments to the currency translation gains or losses on disposition of the related assets or liabilities.

Concentration of Credit Risk

The Company enters into various transactions with banks, brokers-dealers and other financial institutions. Cash and derivative financial instruments on deposit with exchanges, clearing organizations, and brokers and dealers collateralize amounts due and serve to satisfy margin requirements. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each counterparty with which it conducts business.

Note 13 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method permitted by the rule, which requires the Company to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items," as these terms are defined. The Company is also a futures commission merchant subject to the Commodity Futures Trading Commission Net Capital Requirements (Regulation 1.17) and is required to maintain "adjusted net capital," equivalent to the greater of $250,000 or the sum of 8 percent of customer and 4 percent of noncustomer risk maintenance margin requirements on all positions, as these terms are defined. Net capital, aggregate debit items, and risk maintenance margin requirements change from day to day, but at December 31, 2004, the Company had net capital and net capital requirements of approximately $298,694,000 and $251,718,000, respectively. The Company is also subject to capital requirements of various other regulatory bodies. At December 31, 2004, the Company was in compliance with these capital requirements.